Room 4561

August 28, 2007

Mr. Pascal W. Di Fronzo
Senior Vice President, General Counsel
and Secretary
Autodesk, Inc.
111 McInnis Parkway
San Rafael, CA 94903

>   **Re: Autodesk, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 31, 2007**
>   **Filed June 4, 2007**
>   **Form 8-K Filed August 16, 2007**
>   **File No. 000-14338**

Dear Mr. Di Fronzo:

We have reviewed your response letter dated August 17, 2007 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2007 Net Revenues Compared to Fiscal 2006 Net Revenues, page 51

1.   We have read your response to prior comment number 3 and note that you did not address whether the installed base of products (AutoCAD and Investor) is a key indicator which requires disclosure in your MD&A. In this regard, we note that

these metrics are disclosed in your Form 8-K filings on May 17th and August 16[th.] Please tell us what consideration you gave to disclosing these metrics in your MD&A.

Form 8-K Filed August 16, 2007

2.   We believe the non-GAAP Consolidated Statements of Income appearing in your earnings release furnished on Form 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation in future filings, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may present only individual non-GAAP measures (i.e., line items and subtotals) provided each one complies with Item 100 of Regulation G.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Senior Staff Accountant at (202) 551-3408 or me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief